UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Somanetics Corporation
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445 40 5
(CUSIP Number)
Bruce J. Barrett
Somanetics Corporation
2600 Troy Center Drive
Troy, Michigan 48084-4771
(248) 244-1405
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	834445 40 5

1.	NAMES OF REPORTING PERSONS Bruce J. Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		695,610

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		695,610

WITH:	10.	SHARED DISPOSITIVE POWER

		17,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	712,610

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 11 pages

CUSIP No.	834445 40 5
Item 1. Security and Issuer.
     The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share (“Common Shares”), of Somanetics Corporation, a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 2600 Troy Center Drive, Troy, Michigan 48084-4771.
Item 2. Identity and Background.
     This statement is being filed by Bruce J. Barrett. Bruce J. Barrett’s and the Company’s business address is 2600 Troy Center Drive, Troy, Michigan 48084-4771. Bruce J. Barrett’s present principal occupation or employment is President and Chief Executive Officer and a director of Somanetics Corporation, which develops, manufactures and markets the INVOS® Cerebral/Somatic Oximeter.
     Bruce J. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Bruce J. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Bruce J. Barrett is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     This statement is being filed to report that on June 16, 2010 Bruce J. Barrett entered into a Tender and Voting Agreement, described more fully in Item 4 below. The source of funds used in making prior purchases was the personal funds of Mr. Barrett. Company options and restricted shares were granted by the Company to Mr. Barrett.
Item 4. Purpose of Transaction.
Merger Agreement
     On June 16, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United States Surgical Corporation, a Delaware corporation (“Parent”), and Covidien DE Corp, a newly formed Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”). Pursuant to the Merger Agreement and upon the terms and subject to the conditions thereof, Sub will, and Parent will cause Sub to, commence a cash tender offer (the “Offer”) to purchase all of the outstanding Common Shares of the Company at a purchase price of $25.00 for each Common Share, net to the selling shareholder in cash (such price or such higher price per Common Share as may be paid in the Offer, the “Offer Price”) without interest.

Page 3 of 11 pages

CUSIP No.	834445 40 5
     The Merger Agreement provides that the Offer will commence within ten business days after the date of the Merger Agreement, and will remain open for at least twenty-one business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement. Pursuant to the Merger Agreement, after consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Sub shall merge with and into the Company (the “Merger”), with the Company surviving as the wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Common Share (other than Common Shares owned by the Company as treasury stock and Common Shares owned by Parent or Sub) shall be canceled and converted into the right to receive the Offer Price in cash, without interest. If Sub holds 90% or more of the outstanding Common Shares immediately prior to the Merger, it may effect the Merger without a meeting of the Company’s shareholders in accordance with Delaware General Corporation Law and the Michigan Business Corporation Act.
     The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Subject to certain limited exceptions in the Merger Agreement, the Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company’s board of directors. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to pay Parent a termination fee of $10.5 million.
     Pursuant to the Agreement, the Company granted Sub an irrevocable option (the “Top-Up Option”), to purchase the aggregate number of newly-issued Common Shares that, when added to the number of Common Shares owned by Parent and Sub at the time of such exercise, constitutes one share more than ninety percent (90%) of the Common Shares outstanding immediately after such exercise. The per share exercise price of the Top Up Option is equal to the Offer Price. The number of Common Shares subject to the Top-Up Option is limited to the aggregate number Common Shares held as authorized but unissued Common Shares at the time of exercise. The Top Option will terminate concurrently with the termination of the Merger Agreement.
     The Offer is subject to the satisfaction or waiver of a number of customary conditions set forth in the Merger Agreement, including that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to the number of Common Shares directly or indirectly owned by Parent or Sub, a majority of the Common Shares then outstanding and the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     The Merger Agreement provides that all options to purchase Common Shares that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled at the Effective Time in exchange for a cash payment to be made by Parent promptly following the Effective Time equal to the excess of the Offer Price over the exercise price of the option, multiplied by the number of Common Shares underlying the option. Each Company

Page 4 of 11 pages

CUSIP No.	834445 40 5
restricted share outstanding immediately prior to the Effective Time will become fully vested and free of any restrictions immediately prior to the Effective Time. As a result, all restricted shares will be treated in a manner consistent with the other Common Shares and will be converted into the right to receive $25 in cash in connection with the Merger.
     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated and filed on June 16, 2010, and is incorporated in this Schedule 13D by reference. The Merger Agreement has been incorporated to provide information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Sub in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Tender and Voting Agreement
     Concurrently with the execution of the Merger Agreement, Bruce J. Barrett, the Company’s President and Chief Executive Officer, entered into a Tender and Voting Agreement with Parent and Sub (the “Tender and Voting Agreement”). Pursuant to the Tender and Voting Agreement, the Bruce J. Barrett has agreed, among other things, subject to the termination of the Tender and Voting Agreement (i) not to transfer any of his Common Shares other than in accordance with the terms and conditions set forth in the Tender and Voting Agreement, (ii) not to take any action in violation of the Merger Agreement provisions against soliciting or initiating discussions with third parties regarding other proposals to acquire the Company, (iii) to appoint Parent as his proxy to vote such Common Shares in connection with the Merger Agreement, (iv) to vote such Common Shares in support of the Merger in the event shareholder approval is required to consummate the Merger, (v) to tender in the Offer (and not withdraw) all Common Shares beneficially owned or subsequently acquired by him and (vi) to grant Parent an irrevocable option to purchase at the Offer Price all Common Shared owned by Bruce J. Barrett. The Tender and Voting Agreement will terminate upon the termination of the Merger Agreement.
     The foregoing description of the Tender and Voting Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is attached as Annex II to the Merger Agreement and incorporated in this Schedule 13D by reference.
Important Information About the Tender Offer
     This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Company Common Shares described in this Schedule 13D has not commenced. At the time the tender offer is commenced, Covidien will file a Tender Offer Statement on Schedule TO with the SEC and Somanetics will file a

Page 5 of 11 pages

CUSIP No.	834445 40 5
Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Somanetics’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.
     Some of the statements in this report are forward-looking statements. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our management, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “plan,” “intend,” “propose,” “estimate,” “continue,” “predict” or similar expressions, with respect to various matters. Such forward-looking statements include the Company’s decision to enter into an agreement to be acquired by Covidien, the ability of the Company and Covidien to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, and the possibility of any termination of the definitive agreement. The forward-looking statements contained in this Schedule 13D are based on current expectations, and those made at other times will be based on our expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, economic conditions in general and in the healthcare market, including the current global economic difficulties, the demand for and market acceptance of the Company’s products in existing market segments and in new market segments the Company plans to pursue, the company’s current dependence on the INVOS Cerebral/Somatic Oximeter and disposable sensors, the Company’s dependence on distributors for a substantial portion of its sales, the Company’s dependence on single-source suppliers, potential competition, the effective management of the Company’s growth, the Company’s ability to attract and retain key personnel, the potential for products liability claims, government regulation of the Company’s business, future equity compensation expenses, the challenges associated with developing new products and obtaining and maintaining regulatory approvals if necessary, research and development activities, the Company’s ability to implement its business strategy, international economic, political and other risks that could negatively affect the Company’s results of operations or financial position, the fluctuation of the Company’s operating results from period to period, the Company’s assessment of its goodwill valuation, the impact of foreign currency fluctuations, tax law changes in Europe, Japan or in other foreign jurisdictions, the lengthy sales cycle for the Company’s products, sales employee turnover, changes in the Company’s actual or estimated future taxable income, changes in accounting rules, enforceability and the costs of enforcement of the Company’s patents, potential infringements of others’ patents and the other factors set forth from time to time in the Company’s Securities and Exchange Commission filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements in this Schedule 13D are based on information available to Bruce J. Barrett on the date of this Schedule 13D. You should read this Schedule 13D and the documents filed as exhibits and incorporated by reference into this Schedule 13D completely and

Page 6 of 11 pages

CUSIP No.	834445 40 5
with the understanding that the Company’s actual future results may be materially different from what it expects. Bruce J. Barrett hereby qualifies all forward-looking statements in this Schedule 13D by these cautionary statements. All forward-looking statements in this report are based on information available to the Company on the date of the report. Bruce J. Barrett and the Company do not undertake to update any forward-looking statements that may be made by Bruce J. Barrett or the Company or on behalf of Bruce J. Barrett or the Company in this Schedule 13D or otherwise.
     Subject to the Tender and Voting Agreement and the Merger Agreement, Bruce J. Barrett and his wife may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options or restricted shares to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. Subject to the Tender and Voting Agreement (which requires Bruce J. Barrett’s Common Shares to be tendered in the Offer) and the Merger Agreement, Bruce J. Barrett and/or his wife may also dispose of some of all of the Company Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Subject to the Tender and Voting Agreement (which requires Bruce J. Barrett’s Common Shares to be tendered in the Offer) and the Merger Agreement, Bruce J. Barrett and his wife reserve the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if they determine such acquisition or disposal is not in their best interests at that time.
     Other than as described above or as provided in the Tender and Voting Agreement or the Merger Agreement, Bruce J. Barrett does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of the Company (other than pursuant to the Tender and Voting Agreement and the Merger Agreement), (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the Offer and the Merger), (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve and from time to time, directors might resign and except in connection with the Offer and the Merger pursuant to the Merger Agreement, (e) any material change in the Company’s present capitalization or dividend policy, other than the Company’s current share repurchase program (which is suspended while the Merger Agreement is in effect), (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except pursuant to the Merger Agreement), (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange

Page 7 of 11 pages

CUSIP No.	834445 40 5
Act of 1934, as amended (except in connection with the Merger), or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
     The number and percentage of Common Shares beneficially owned by Bruce J. Barrett as of June 16, 2010 are as follows:

	Number		Percent
Bruce J. Barrett	712,610	(1)	5.7%	(2)

(1)	The shares shown above as beneficially owned by Bruce J. Barrett consist of (1) 17,000 shares held in a brokerage account that is in the joint name of Mr. Barrett and his wife, (2) 525,119 shares that Bruce J. Barrett has the right to acquire within 60 days of June 16, 2010 pursuant to the exercise of options granted to him under the Company’s stock option plans, as more specifically described below (the “Option Shares”), (3) 107,691 Common Shares owned by Bruce J. Barrett directly, and (4) 62,800 restricted Common Shares, of which 3,600 vest on each of June 29, 2010 and 2011 and on each of March 20, 2011, 2012 and 2013, and 4,480 vest on each of February 17, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020. All options and restricted Common Shares will vest 100% upon completion of the Offer.

(2)	Based on the 11,953,l384 Common Shares shown as outstanding as of June 16, 2010 in the Merger Agreement.
     Bruce J. Barrett has been granted the following options to purchase Common Shares under the Company’s stock option plans:

			Percent
			Vested at
Date of	Number of	Exercise	August 15,	Number	Vesting
Grant	Shares	Price	2010	Vested	Schedule

12/4/00	50,000	$1.97	100%	50,000	One-third a year starting 12/4/01
3/5/01	168,000	$2.00	100%	168,000	One-24th a month starting 3/5/01
5/10/02	100,000	$2.95	100%	100,000	One-third a year starting 5/10/03
8/13/03	132,000	$3.89	100%	132,000	One-third a year starting 8/13/04; 100% on 11/30/05
4/21/05	31,919	$13.55	100%	31,919	100% on 11/30/05
6/29/06	36,000	$18.06	80%	28,800	One-fifth a year starting 6/29/07
3/20/08	36,000	$12.61	40%	14,400	One-fifth a year starting 3/20/09

Total	553,919			525,119

Page 8 of 11 pages

CUSIP No.	834445 40 5
     The vesting of the unvested options described above will increase Bruce J. Barrett’s beneficial ownership of Common Shares, and they will vest upon completion of the Offer. If the above options were fully vested, Bruce J. Barrett would beneficially own 741,410 Common Shares, or 5.9% of the outstanding Common Shares.
     Bruce J. Barrett has sole voting and investment power over the Common Shares listed above as owned by Bruce J. Barrett, except that he shares voting and investment power over the 17,000 Common Shares held in the brokerage account owned by Mr. Barrett and his wife, Kristy Hull Barrett (“Mrs. Barrett”). Mrs. Barrett’s principal address is 915 Harmon Street, Birmingham, MI 48009. Mrs. Barrett has no present principal occupation or employment.
     Mrs. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barrett is a citizen of the United States of America.
     Other than the vesting of options granted to Bruce J. Barrett, as described above, no transactions in the Company’s Common Shares have been effected by Bruce J. Barrett or Mrs. Barrett since April 17, 2010 (60 days before June 16, 2010, the date of the event that requires filing this Schedule).
     No person (other than Mrs. Barrett with respect to the 17,000 Common Shares held in the brokerage account owned jointly by Mr. and Mrs. Barrett) is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Bruce J. Barrett.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The options and restricted shares granted to Bruce J. Barrett are described in Item 5 and are subject to the terms of Stock Option Agreements and Restricted Stock Agreements between Bruce J. Barrett and the Company and the terms of the related stock option plans. The options and restricted shares are not transferable other than by will or the laws of descent and distribution. Copies of the Company’s stock option plans and forms of option and restricted stock agreements for options and restricted shares granted under the Company’s stock option plans are filed as exhibits to the Company’s periodic reports under the Securities Exchange Act of 1934, as amended. The brokerage account owned by Mr. and Mrs. Barrett that holds some of the shares beneficially owned by Mr. Barrett is subject to a client agreement among the brokerage firm and Mr. and Mrs. Barrett. As described in Item 4, Bruce J. Barrett is a party to the Tender and Voting Agreement, and the description of that Tender and Voting Agreement is incorporated into this Item 6 by reference.

Page 9 of 11 pages

CUSIP No.	834445 40 5
Item 7. Material to be Filed as Exhibits.
1.	Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1991.

2.	Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1992.

3.	Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

4.	Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

5.	First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1997.

6.	Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

7.	Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

8.	Fourth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000.

9.	Fifth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.

10.	Sixth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2002.

11.	Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 24, 2005.

Page 10 of 11 pages

CUSIP No.	834445 40 5
12.	First Amendment to Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 17, 2007 and filed January 23, 2007.

13.	Second Amendment to Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 20, 2010 and filed January 26, 2010.

14.	Form of Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

15.	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

16.	Form of 2005 Stock Incentive Plan Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

17.	Form of 2005 Stock Incentive Plan Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

18.	Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 29, 2006 and filed July 5, 2006.

19.	Agreement and Plan of Merger, dated June 16, 2010, including Form of Tender and Voting Agreement attached as Appendix II, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated June 16, 2010 and filed June 16, 2010.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010	/s/ BRUCE J. BARRETT
Bruce J. Barrett

Page 11 of 11 pages